GOLDEN GREEN ENTERPRISES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Contents	Page(s)

Consolidated Balance Sheets at June 30, 2009 (Unaudited) and December 31, 2008	F-1

Consolidated Statements of Income for the Six Months Ended June 30, 2009 and 2008 (Unaudited)	F-2

Consolidated Statement of Changes in Stockholders’ Equity for the Six Months Ended June 30, 2009 (Unaudited)	F-3

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2009 and 2008 (Unaudited)	F-4

Notes to the Consolidated Financial Statements (Unaudited)	F-5 to F-23

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	June 30, 2009	December 31, 2008
	(Unaudited)
Assets

Current assets
Cash	$53,558,109	$42,622,404
Restricted cash	43,348,412	24,712,349
Accounts receivable, net	6,199,198	10,304,724
Inventories	3,431,773	3,554,313
Prepayments and other deposits	10,451,868	11,558,937
Other receivables	2,525,683	1,266,097

Total current assets	119,515,043	94,018,824

Non-current assets
Property, plant and equipment, net	23,022,797	19,941,521
Land use right, net	1,399,004	1,416,220

Total non-current assets	24,421,801	21,357,741

Total assets	$143,936,844	$115,376,565

Liabilities and stockholders' equity

Current liabilities
Accounts payable	$7,692,779	$5,339,350
Notes payable	46,276,369	26,910,956
Term loans	33,305,517	30,677,903
Income tax payable	3,869,904	2,188,677
Customers deposits	7,582,121	17,484,708
Accrued liabilities and other payables	5,872,418	6,294,406
Dividend payable	-	9,601,549
Due to former minority shareholders	4,310,087	4,310,087

Total current liabilities	108,909,195	102,807,636

Non-current liabilities
Land use right payable, net	-	28,521

Total non-current liabilities	-	28,521

Total liabilities	108,909,195	102,836,157

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value;
32,245,723 and 30,000,000 shares outstanding as of
June 30, 2009 and December 31, 2008 respectively	300	300
Additional paid-in capital	8,886,330	6,930,944
Retained earnings	28,069,670	7,515,704
Subscription receivable	(4,310,087)	(4,310,087)
Accumulated other comprehensive income	2,381,436	2,403,547

Total stockholders' equity	35,027,649	12,540,408

Total liabilities and stockholders' equity	$143,936,844	$115,376,565

See notes to financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(IN US DOLLARS)

	For The Six Months Ended
	June 30,
	2009	2008

Revenue	$102,408,628	$100,979,009

Cost of revenue	(71,773,082)	(71,776,231)

Gross profit	30,635,546	29,202,778

Operating expenses:
General and administrative expenses	(1,654,792)	(1,483,492)
Selling and marketing expenses	(539,097)	(405,346)
Total operating expenses	(2,193,889)	(1,888,838)

Operating income	28,441,657	27,313,940

Other income and (expense):
Interest income	426,542	743,134
Interest expenses	(1,569,568)	(1,961,981)
Sundry income	152,450	84,022

Income before income taxes and non-controlling interest	27,451,081	26,179,115

Income tax expense	(6,897,115)	(6,422,773)

Net income before non- controlling interest	20,553,966	19,756,342

Net income attributable to non-controlling interest	-	(8,886,403)

Net income attributable to common stockholders	$20,553,966	$10,869,939

Earnings per share
- Basic	$0.64	$0.36

- Diluted	$0.59	$0.36

Weighted average common shares outstanding
- Basic	32,245,723	30,000,000

- Diluted	35,063,501	30,000,000

See notes to financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
(IN US DOLLARS)

	Common Stock, with no Par Value		Additional		Accumulated Other
	Number of		Paid-in	Subscription	Comprehensive	Retained	Total
	Shares	Amount	Capital	receivable	Income	Earnings	Equity

Balance, December 31, 2008	30,000,000	$300	$6,930,944	$(4,310,087)	$2,403,547	$7,515,704	$12,540,408

Net income	-	-	-	-	-	20,553,966	20,553,966
Foreign currency translation loss	-	-	-	-	(22,111)	-	(22,111)
Issuance of shares in connection with Recapitalization	2,245,723	-	1,955,386	-	-	-	1,955,386

Balance, June 30, 2009	32,245,723	$300	$8,886,330	$(4,310,087)	$2,381,436	$28,069,670	$35,027,649

See notes to financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)

	For The Six Months Ended
	June 30,
	2009	2008
Cash flows from operating activities:
Net income	$20,553,966	$10,869,939
Adjustments to reconcile net income to net
cash provided by/(used in) operating activities:
Depreciation of property, plant and equipment	1,381,460	1,175,786
Amortization of land use right	15,368	14,906
Net income attributable to non-controlling interest	-	8,886,403
Changes in assets and liabilities:
Accounts receivable, net	4,105,526	(4,579,454)
Prepaid income tax	-	(2,110,072)
Inventories	122,540	(416,724)
Prepayments and other deposits	1,107,069	(8,321,207)
Other receivables	(1,259,586)	(493,352)
Accounts payable	2,353,429	5,290,999
Income tax payable	1,681,227	10,305,585
Customers deposit	(9,902,587)	(4,152,926)
Accrued liabilities and other payables	(421,988)	3,485,051
Net cash provided by operating activities	19,736,424	19,954,934
Cash flows from investing activities:
Capital expenditures for addition of property, plant and equipment	(4,503,489)	(1,938,284)
Changes in restricted cash	(18,636,063)	(16,769,425)
Proceeds from former owners	-	24,042,141
Net cash (used in)/provided by investing activities	(23,139,552)	5,334,432
Cash flows from financing activities:
Repayment of term loans	(15,964,917)	(3,249,812)
Proceeds from term loans	18,592,531	11,451,797
Proceeds from common stock issued	1,955,386	-
Proceeds from notes payable	19,365,413	18,438,197
Dividends paid	(9,601,549)	(24,501,225)
Land use right payable	(28,521)	(125,756)
Due to former owners	-	(61,688)
Net cash provided by financing activities	14,318,343	1,951,513
Net increase in cash	10,915,215	27,240,879
Effect on change of exchange rates	20,490	1,408,876
Cash as of January 1	42,622,404	218,351
Cash as of June 30	$53,558,109	$28,868,106
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest paid	$1,569,568	$1,961,981
Income tax paid	$5,213,632	$6,983,262

See notes to financial statements.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

Golden Green Enterprises Limited (“the Company” or “Golden Green”) was established in the British Virgin Islands ("BVI") on March 11, 2008 as a limited liability Company, for the purpose of effectuating a reorganization and merger with Wealth Rainbow Development Limited (“Wealth Rainbow”) and Henan Green Complex Materials Co., Ltd (“Henan Green”) as discussed in Note 2.

Golden Green’s holdings are comprised of Wealth Rainbow, also a holding company and Henan Green, an operating company. Through its investment in these entities, Golden Green is involved with the processing and sales of steel mill flat-rolled products which are extensively used in the manufacturing industry throughout mainland China.  Henan Green conducts business directly with its customers in the People's Republic of China (PRC).

Wealth Rainbow was formed on March 1, 2007 by Lu Mingwang's family as the Company. On October 21, 2008, Wealth Rainbow acquired 100% of the outstanding shares of Henan Green pursuant to a stock transfer agreement. Subsequent to the stock transfer, Wealth Rainbow became the sole shareholder of Henan Green. The change of ownership was approved by the Chinese Government on October 21, 2008. The principal activity of Wealth Rainbow is to hold its interest in Henan Green.

The consolidated financial statements include the financial statements of Golden Green and its subsidiaries (together referred to as the "Group"). The Company owns 100% equity interests directly and indirectly, in two subsidiaries, namely Wealth Rainbow and Henan Green. The organization chart of the Group is as follows:

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	REORGANIZATION AND ACQUISITION OF NON-CONTROLLING INTEREST

On October 21, 2008, Wealth Rainbow acquired the non-controlling interest in Henan Green for $4,310,087 with the issuance of a promissory note to the minority stockholders. This amount represented the fair value of Henan Green as determined by and independent valuation which was performed during August 2008. On the effective acquisition date, October 21, 2008, the fair value of Henan Green exceeded the agreed purchase price by $785,917. Such amount has been recorded as a contribution of capital by Henan Green during 2008.

The net assets of Henan Green were recorded by Wealth Rainbow at historical cost to the extent of the common control group’s 55.02% ownership of Henan Green. The remaining 44.98% of Henan Green shares acquired were accounted for as a purchase (fair value) of the non-controlling interest, as contemplated by Statement of Financial Accounting Standards “SFAS No.141”, Business Combinations.

The common control group comprised of three direct relatives of the Lu's family which held approximately 55.02% of the shares of Henan Green on the date it was acquired by Wealth Rainbow. Wealth Rainbow was wholly owned by another direct relative of the Lu's family. Under the common control reporting rules, the control group’s 55.02% interest of Henan Green that was acquired by Wealth Rainbow constitutes an exchange of equity interests between entities under the common control.

Subsequent to the Henan Green acquisition, Wealth Rainbow entered into a reorganization and capitalization agreement with the Company during November 2008 in which all of the shares of Wealth Rainbow were exchanged with shares of the Company. As a result of these transactions, Wealth Rainbow and Henan Green became wholly owned subsidiaries of the Company. These transactions have been accounted for as a reorganization under common control with the purchase of a minority interest.

Accordingly, based on the above transactions, the results of Henan Green’s operations have been included in the consolidated financial statements of the Company for the years ended December 31, 2008 and 2007.

During March 2009, the Company amended its memorandum of association by increasing its authorized number of ordinary shares from 50,000 with a $1 par value to 100,000,000 with no par value.  Simultaneously with the amendment, the Company effected a stock split by an additional 29,999,900 shares to the current shareholders.  Accordingly, immediately after the amendment and prior to the merger with China Opportunity Acquisition Corp. (“COAC”), the Company had 30,000,000 ordinary shares outstanding. On March 17, 2009, the Company consummated a merger with COAC.

In connection with the merger, the Company issued 2,245,723 shares of its ordinary shares in exchange for all the outstanding shares of COAC. The Company is deemed to be the surviving entity and registered its shares pursuant to a registration statement filed with the U.S. Securities and Exchange Commission.  Accordingly, after the merger, the former shareholders of COAC own approximately 6.5% of the Company’s ordinary shares.

The Company has reserved up to 17,866,667 ordinary shares in connection with 16,066,667 warrants which were issued to the former shareholders of COAC in connection with the IPO of COAC and a Unit Purchase Option which consists of 600,000 units (each unit consisting 1 share and 2 warrants, aggregating to 1,800,000 ordinary shares.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a).	Basis of presentation

The accompanying unaudited consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information and with the rules and regulations of the Securities and Exchange Commission and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. These consolidated financial statements should be read in conjunction with the financial statements of the Group for the year ended December 31, 2008 and notes thereto contained in Form 20-F as  filed  with  the Securities  and  Exchange  Commission  on  July 15, 2009.  Interim  results  are  not necessarily  indicative  of  the results for the full year.

The consolidated financial statements include all accounts of the Company and its wholly-owned subsidiaries. All material inter-company balances and transactions have been eliminated.

(b)	Foreign currency translation

Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the period. The period-end rates for June 30, 2009 and December 31, 2008 of Renminbi to one US dollar were 6.8307 and 6.8225 respectively; average rates for the six months ended June 30, 2009 and 2008 were 6.8322 and 7.0439 respectively. The related translation adjustments are reflected in "Accumulated other comprehensive income" in the stockholder's equity section of the balance sheet. As of June 30, 2009 and December 31, 2008, the accumulated foreign currency translation gain was $2,381,436 and $2,403,547 respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

(c)	Cash

Cash represents cash in banks and cash on hand.

The Group considers all highly liquid investments with original maturities of three months or less to be cash. The Group maintains bank accounts in the PRC.

(d)	Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts sales returns and trade discounts.  The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable.  Management determines the allowance based on historical write-off experience, customer specific facts and economic conditions.  The Group has historically been able to collect all of its receivable balances, and accordingly, 2% allowance has been provided for doubtful accounts.

Outstanding account balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure to its customers.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
 (IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(e)	Inventories

Inventories are stated at the lower of cost or market and consist primarily of flat rolled steel. Cost is determined using the weighted average cost method.  In the case of work in process and finished goods, such costs comprise of direct materials, direct labor and an appropriate proportion of overheads.

(f)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Expenditures for major additions and betterments are capitalized.  Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to fifty years. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Construction in progress represents the costs of property, plant and equipment under construction or installation. Depreciation commences when the asset is placed in service. The accumulated costs are reclassified as property, plant and equipment when installation or construction is completed. Government subsidies received reduce the cost of construction.

The estimated useful lives of the assets are as follows:

Years

Land use right	50
Leasehold land improvement	46.5
Buildings	10 - 20
Machinery and equipment	5 - 20
Vehicles	5
Furniture fixtures and office equipment	5

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

(g)	Land use right

Land use right is recorded at cost less accumulated amortization. Under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets", land use right classified as definite lived intangible assets and are amortized over its useful life.  According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government.  Land use right is amortized using the straight-line method over the lease term of 50 years.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(h)	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

No impairment was recognized as at June 30, 2009 and 2008.

(i)	Fair value accounting

Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements", defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or a liability. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 ("FSP 157-2") Effective Date of FASB Statement No. 157, which amended SFAS 157 to defer the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually, including goodwill and trademarks. In accordance with FSP 157-2, the Group will delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009. The application of SFAS 157 in situations where that market for a financial asset is not active was clarified by the issuance of Financial Accounting Standards Board Staff Position 157-3. “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” ("FSP 157-3") in October 2008. FSP 157-3 became effective immediately and did not significantly impact the methods by which the Group determines the fair values of its financial assets.

(j)	Revenue recognition

The Group generates revenue primarily from sales of steel mill flat-rolled products.

Revenue is recognized when products have been delivered to the buyer and title and risk of ownership has passed to the buyer, the sales price is fixed and determinable and collectability is reasonably assured.

In the PRC, value added tax (“VAT”) of 17% on the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont'd)

(k)	Income taxes

The Group accounts for income taxes under Financial Accounting Standards Board (FASB) No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

During 2009, the Group adopted FASB Interpretation No. FIN 48, Accounting for Uncertainty in Income Taxes, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of June 30, 2009 and 2008, there were no amounts that had been accrued with respect to uncertain tax positions.

(l)	Comprehensive income

The Group has adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income".  This statement establishes rules for the reporting of comprehensive income and its components.  Comprehensive income consists of net income and foreign currency translation adjustments.

Comprehensive income consists of the following for the six months period ending June 30,:

	For the Six Months
	Ended June 30,
	2009	2008

Net income	$20,553,966	$10,869,939
Other comprehensive income
- Foreign currency translation adjustments	(22,111)	496,164
Total comprehensive income	$20,531,855	$11,366,103

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont'd)

(m)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, product liability. The Group records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. As management has not become aware of any product liability claims arising from any incident over the year, the Group has not recognized a liability for product liability claims.

(n)	Earnings per share

Basic earnings per share is computed on the basis of the weighted-average number of shares of our common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of our common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury method. Dilutive potential common shares include 16,066,667 warrants and a Unit Purchase Option, which consists of 600,000 units (each unit consisting 1 share and 2 warrants).

The following table sets forth the computation of basic and diluted net income per common share:

	For the Six Months Ended June 30,
	2009	2008

Net income per common stock	$20,553,966	$10,869,939

Weighted average outstanding shares of common stock	32,245,723	30,000,000
Dilutive effect of Warrants	2,677,778	-
Dilutive effect of Unit Purchase Option	140,000	-
Diluted weighted average outstanding shares	35,063,501	30,000,000

Earnings per common stock:
Basic	$0.64	$0.36
Diluted	$0.59	$0.36

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont'd)

(o)	Segment information

Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure About Segments of an Enterprise and Related Information" establishes standards for reporting information on operating segments in interim and annual financial statements.  The Group has only one segment, all of the Group's operations and customers are in the PRC and all income are derived from the sales of steel mill flat-rolled products. Accordingly, no geographic information is presented.

(p)	Recently issued accounting standards

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement also requires acquisition-related costs to be expensed as incurred. SFAS No. 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly SFAS No. 141(R) had an impact on our consolidated financial statements, but the nature and magnitude of the specific effects depend upon the nature, terms and size of acquisitions we consummate in the future.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No. 51." The objective of SFAS No. 160 is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing additional accounting and reporting standards. Effective January 1, 2009, the Group adopted the provisions of SFAS No. 160.

In April 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. 142-3 ("FSP 142-3") "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, "Goodwill and Other Intangible Assets," to include an entity's historical experience in renewing or extending similar arrangements, adjusted for entity-specific factors, even when there is likely to be "substantial cost or material modifications." FSP FAS 142-3 states that in the absence of historical experience an entity should use assumptions that market participants would make regarding renewals or extensions, adjusted for entity-specific factors. The guidance for determining the useful life of intangible assets included in this FSP will be applied prospectively to intangible assets acquired after the effective date of January 1, 2009. The Group does not expect FSP 142-3 to have a material impact on our financial statements.

In May 2008, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 162 ("FAS 162"), “The Hierarchy of Generally Accepted Accounting Principles”. Under FAS 162, the GAAP hierarchy will now reside in the accounting literature established by the Financial Accounting Standards Board. FAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with GAAP. FAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." FAS 162 will not impact the Group’s financial statements.

In December 2008, the Financial Accounting Standards Board (FASB) issued Financial Staff Position No. 132(R)-1 ("FSP No. 132(R)-1"), "Employers’ Disclosures about Postretirement Benefit Plan Assets,” FSP No. 132(R)-1 amends the Financial Accounting Standards Board (FASB) No. 132 to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The additional  disclosures  required  focus  on  disclosures  of  fair value by category of plan assets. This Financial

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

(p)	Impact of new accounting standards (…/Cont’d)

Staff Position is effective for fiscal years ending after December 15, 2009. The Group does not expect a material impact on its financial statements when these additional provisions are adopted.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). SFAS No. 165 establishes the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The Group adopted SFAS No. 165 in the second quarter of 2009.

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 establishes the FASB Accounting Standards CodificationTM (Codification) as the single source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009, which corresponds to the Group’s second quarter of fiscal 2010. When effective, the Codification will supersede all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. Following SFAS 168, the FASB will not issue new standards in the form of Statements, FASB Staff  Positions, or Emerging Issues Task  Force  Abstracts.  Instead, the FASB will issue Accounting Standards Updates, which will serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the Codification. The adoption of SFAS 168 will not have an impact on the Group’s consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

(q)	Subsequent events

The Group has performed a review of events subsequent to the balance sheet date through September 15, 2009, the date the financial statements were available for issuance.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

4.	CASH

Cash represents cash in bank and cash on hand. Cash as of June 30, 2009 and December 31, 2008 consists of the following:

	June 30, 2009	December 31, 2008

Bank balances and cash	$96,906,521	$67,334,753
Less: Restricted cash	(43,348,412)	(24,712,349)
	$53,558,109	$42,622,404

Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

As at June 30, 2009 and December 31, 2008, the Group’s cash of approximately $43,348,412 and $24,713,349, were restricted and deposited in certain banks as guarantee deposits for the benefit of issuance of notes payable granted by the banks.

The restricted cash guaranteed $46,276,369 and $26,910,956 of notes payable for the period ended June 30, 2009 and the year ended December 31, 2008 respectively. It can only be released at the expiration date of corresponding notes payable.

5.	ACCOUNTS RECEIVABLE

The Group performs ongoing credit evaluations of its customers' financial conditions. The Group generally encourages its customers to use its products and settle the outstanding balance within credit terms. As of June 30, 2009 and December 31, 2008, the provision on accumulated allowance for doubtful accounts was $31,429 and $126,790 respectively.

6.	INVENTORIES

Inventories as of June 30, 2009 and December 31, 2008 consist of the following:

	June 30, 2009	December 31, 2008

Raw materials	$1,006,515	$936,280
Work-in-process	1,222,517	1,378,067
Finished goods	1,202,741	1,239,966
	$3,431,773	$3,554,313

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

7.	PREPAYMENTS AND OTHER DEPOSITS

Prepayments and other deposits as of June 30, 2009 and December 31, 2008 consist of the following:

	June 30, 2009	December 31, 2008

Prepaid purchases	$9,753,715	$10,896,840
Prepaid machinery deposit	649,933	637,882
Prepaid general expenses	48,220	24,215
	$10,451,868	$11,558,937

Prepaid purchases represent amounts prepaid for the purchases of raw materials and accessories to suppliers. Prepaid machinery deposit represents part of cost of machinery prepaid before delivery.

8.	OTHER RECEIVABLES

Other receivables as of June 30, 2009 and December 31, 2008 consist of the following:

	June 30, 2009	December 31, 2008

Other receivables
- Advances to staff	$282,680	$381,224
- Others	2,243,003	884,873
	$2,525,683	$1,266,097

Other receivables represent advances to staff and petty cash to department staff for daily expenditures. These amounts are interest free and with no fixed repayment terms. Other receivables comprised of a component of others of $2 million. The money safeguarded by third parties to guarantee Henan Green to obtain more bank loans.   There was no agreement signed with the third parties and no interest income was received.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of June 30, 2009 and December 31, 2008 consist of the following:

	June 30, 2009	December 31, 2008

Buildings	$4,994,217	$5,000,219
Leasehold land improvement	20,159	20,183
Plant machinery and equipment	23,169,851	22,769,678
Vehicles	1,984,725	1,615,780
Office equipment	143,018	139,189
Construction in progress	4,929,753	1,233,938
	35,241,723	30,778,987
Less: Accumulated depreciation	(12,218,926)	(10,837,466)
	$23,022,797	$19,941,521

Depreciation charged to earnings for the six months ended June 30, 2009 and 2008 were $1,381,460 and $1,175,786 respectively.

Construction in progress consists of the construction of a research and development centre ("R&D centre") and buildings of staff accommodation on 300 acres land. The total construction in progress as at June 30, 2009 was $4,929,753 and at December 31, 2008 was $1,233,938. $1,919,346 reported as construction in progress as of June 30, 2009, was the cost incurred of R&D centre during the period from July 2008 to June 2009. The R&D centre is estimated to be completed in 2009 with total estimated cost of $2,195,968.

Buildings of staff accommodation consist of the constructions of drainage system and related facilities, side pavement and building of stores and building management centre. $494,488 reported as construction in progress as of June 30, 2009, was the cost incurred during the period from July 2008 to June 2009.  These buildings of staff accommodation are estimated to be completed in July 2009 with total estimated cost of $878,387.

$2,515,919 reported as construction in progress as of June 30, 2009, was the cost incurred to install a production line during the period from July 2008 to June 2009, the installation of production line is estimated to be completed in 2009 with total estimated cost of $3,074,355.

No depreciation has been provided for construction in progress.

10.	LAND USE RIGHT

Land use right as of June 30, 2009 and December 31, 2008 consist of the following:

	June 30, 2009	December 31, 2008

Land use right, net	$1,399,004	$1,416,220

Land use right represents prepaid lease payments to the local government for land use right held for a period of 50 years from July 9, 2004 to June 30, 2054 in Zhengzhou, People's Republic of China. Land use right payable as at June 30, 2009 and December 31, 2008 were zero and $28,521 respectively.

Land use right is amortized using the straight-line method over the lease term of 50 years.  The amortization expense for the six months ended June 30, 2009 and 2008 were $15,368 and $14,906 respectively.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

11.	NOTES PAYABLE

Notes payable as of June 30, 2009 and December 31, 2008 consist of the following:

	June 30, 2009	December 31, 2008

Classified by financial institutions:
China Citic Bank	$8,242,201	$5,862,953
Commercial Bank of Zhengzhou	10,394,249	2,711,616
Minsheng Bank of China Branch in Zhengzhou	4,216,258	-
Guangdong Development Bank	7,056,378	6,903,628
Shanghai Pudong Development Bank	3,659,947	10,260,169
China Merchants Bank	9,706,179	1,172,590
Bank of Communications Branch in Zhengzhou	3,001,157	-
	$46,276,369	$26,910,956

Additional information:
Maximum balance outstanding during the period/year	$46,276,369	$44,902,894
Finance cost	$439,677	$1,333,746
Finance charge per contract (basis points)	5 pt	5 pt
Weighted average interest rate	0.95%	2.03%

All the above notes payable are secured by either 50% or 100% corresponding restricted cash.  As at June 30, 2009 and December 31, 2008, the Group's cash of approximately $43,348,412 and $24,712,349 were restricted on the such purpose. All the notes payable have terms of six months. Commercial Bank of Zhenzhou had imposed covenant on the Company’s subsidiary, Henan Green, that not more than 10% of the net profit could be distributed as dividend. Shanghai Pudong Development Bank imposed covenant on the Company’s subsidiary, Henan Green, that any transaction which is over 10% of Henan Green’s net assets must notify the Bank. For facilities obtained from both banks, 100% of corresponding restricted cash had been pledged.  In the management’s point of view, covenants of both banks do not apply to Henan Green.

12.	TERM LOANS

In order to provide working capital for operations, the Group entered into the following short term loan agreements as of June 30, 2009 and December 31, 2008:

	June 30, 2009	December 31, 2008

Classified by financial institutions:
China Citic Bank	$3,659,947	$3,664,345
China Development Bank	4,391,936	4,397,216
China Merchants Bank	4,391,936	4,397,216
Commercial Bank of Zhengzhou	7,319,894	7,328,691
Guangdong Development Bank	2,195,968	2,198,607
Minsheng Bank of China Branch in Zhengzhou	2,781,560	1,465,739
Shanghai Pudong Development Bank	5,709,517	5,862,953
Zhengzhou City Rural Credit Cooperative	1,390,780	806,156
Zhengzhou City Urban Credit Cooperative	-	556,980
Bank of Communications Branch in Zhengzhou	1,463,979	-
	$33,305,517	$30,677,903

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

12.	TERM LOANS (…/Cont'd)

Additional information:
Maximum balance outstanding during the period/year	$33,305,517	$31,117,626
Interest paid during the period/year	$1,129,891	$2,430,590
Range of interest rate (basis points)	58.41 - 90.0pt	48.67 - 96.5pt
Weighted average interest rate	2.40%	4.04%

All of the above terms loans are fixed term loans with a period of 12 months or less.  Commercial Bank of Zhenzhou had imposed covenant on the Company’s subsidiary, Henan Green, that not more than 10% of the net profit could be distributed as dividend. Shanghai Pudong Development Bank imposed covenant on the Company’s subsidiary, Henan Green, that any transaction which is over 10% of Henan Green’s net assets must notify the Bank.  For those loan facilities obtained from banks, all these terms loans are either guaranteed and secured by Henan Green's fixed assets, including its machinery and land use right, or guaranteed and secured by a related party, Zhengzhou No.2 Iron and Steel Company Limited's land and plant properties, or guaranteed by Henan Green’s former owners or other third parties.

13.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of June 30, 2009 and December 31, 2008 consist of the following:

	June 30, 2009	December 31, 2008

Accrued expenses	$1,435,859	$1,142,668
Other payables	3,116,985	4,278,620
Other tax payables	1,319,574	873,118
	$5,872,418	$6,294,406

Other tax payables represent payables other than income tax which consist of value added tax and city maintenance and construction tax.

14.	STOCKHOLDERS’ EQUITY

(a)	Capital

The Company was established in the British Virgin Islands ("BVI") on March 11, 2008 as a limited liability company. Authorized common stock of the Company included 50,000 ordinary shares with a $1.00 par value. Prior to the stock split described below, the Company had 100 shares outstanding. During March 2009, the Company amended its memorandum of association by increasing the authorized shares to 100,000,000 with no par value and effecting a stock split of 29,999,900 shares thereby increasing the total outstanding shares immediately prior to the merger to 30,000,000.

In connection with the merger of COAC, on March 17, 2009, the Company issued 2,245,723 ordinary shares giving a total outstanding ordinary shares of 32,245,723 as of the date of Merger.

In connection with the merger between the Company and COAC, whereby the Company was the surviving entity, up to 17,866,667 ordinary shares of the Company has been reserved for issuance upon exercise of the warrants to subscribe for ordinary shares of the Company at $5.00 per share.  Also, there is one unit purchase option to purchase 600,000 units, each at $6.60 consisting of one share of common stock and two warrants.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

14.	STOCKHOLDERS’ EQUITY (…/Cont'd)

(b)	Retained Earnings

Retained earnings as of June 30, 2009 and December 31, 2008 consist of the following:

	June 30, 2009	December 31, 2008

Retained earnings	$26,486,768	$5,932,802
Statutory surplus reserves	1,582,902	1,582,902
	$28,069,670	$7,515,704

In accordance with PRC Company Law, the Group is required to allocate at least 10% profit to the statutory surplus reserve.  Appropriation to the statutory surplus reserve by the Group is based on profit arrived under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory surplus reserve.  Appropriation to the statutory surplus reserve must be made before distribution of dividends to shareholders.  The appropriation is required until the statutory surplus reserve reaches 50% of the stockholder's equity.  This statutory surplus reserve is not distributable in the form of cash dividends.

As the statutory surplus reserve has reached 50% of the stockholder's equity in 2005, the Group ceased to allocate.

15.	INCOME TAXES

All of the Group's income is generated in the PRC.

	June 30, 2009	December 31, 2008

Current income tax expense	$6,897,115	$6,422,773

The Group's income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. The standard tax rate applicable to the Group changed from 33% to 25%, effective on January 1, 2008.

A reconciliation of the expected income tax expense to the actual income tax expense for the six months ended June 30, 2009 and 2008 are as follows:

	For the Six Months Ended June 30,
	2009	2008

Income before tax	$27,451,081	$26,179,115

Expected PRC income tax expense at statutory tax rate of 25%	6,862,770	6,544,778
Effect on exchange rate	34,345	(122,005)
Actual income tax expense	$6,897,115	$6,422,773

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

15.	INCOME TAXES (…/Cont’d)

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group to substantial PRC taxes in future.

No deferred tax liability has been provided as the amount involved is immaterial.

16.	SUNDRY INCOME

Sundry income for the six months ended June 30, 2009 and 2008 consist of the following:

	For the Six Moths Ended June 30,
	2009	2008

Local government subsidies	$87,819	$-
Others	64,631	84,022
	$152,450	$84,022

During the six months period of 2009, the Group received special one time subsidies from local government of Zhengzhou, China amounting to $87,819 for its advance technology in manufacturing precision steel mill flat-rolled products. The subsidy is not a continuing nature, it depends on the local government's policy announced within a valid period.

17.	RELATED PARTY TRANSACTIONS

In 2004, the Company’s subsidiary, Henan Green, entered into a rental agreement for land use right with Zhengzhou No.2 Iron and Steel Company Limited, the former owner of Henan Green, from January 1, 2005 to December 31, 2027. Rental paid to Zhengzhou No.2 Iron and Steel Company Limited for the six months ended June 30, 2009 and 2008 was $4,457 and $4,323 respectively.

18.	SIGNIFICANT CONCENTRATIONS

Three customers with sales amount each over 5% accounted for 19.86% of net sales for the six months period ended June 30, 2009. One major customer among these three customers for the six months period ended June 30, 2009 was different from the same period of 2008.

All of the Group's suppliers locate in the PRC. Five suppliers represented 82% and 94% of total purchase for the six months ended June 30, 2009 and 2008 respectively.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

19.	FOREIGN OPERATIONS

Operations

All of the Group’s operations are carried out and all of its assets are located in the PRC. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC. The Group’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency fluctuation and remittances and methods of taxation, among other things.

Dividends and reserves

Under laws of the PRC, net income after taxation can only be distributed as dividends after appropriation has been made for the following: (i) cumulative prior years' losses, if any; (ii) allocations to the "Statutory Surplus Reserve" of at least 10% of net income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the equity of the Company’s subsidiary, Henan Green; (iii) allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to Henan Green's "Statutory Common Welfare Fund", which is established for the purpose of providing employee facilities and other collective benefits to employees in China; and (iv) allocations to any discretionary surplus reserve, if approved by equity stockholders.

20.	OPERATING LEASE COMMITMENTS

Rental expense for obligations under operating leases was $19,093 (RMB130,450) for the six months ended June 30, 2009. The total future minimum lease payments under non-cancellable operating leases in respect of premises as of June 30, 2009 are payable as follows:

	Leasehold	Reservoir rental	Total
June 30, 2010	$9,361	$7,320	$16,681
2011	10,298	14,640	24,938
2012	11,327	14,640	25,967
2013	12,460	14,640	27,100
2014	13,706	14,640	28,346
Over five years	394,505	65,879	460,384
	$451,657	$131,759	$583,416

Land use right is granted by Zhengzhou No.2 Iron and Steel Company Limited, who sub-lets a part of its land with 27,066 m2 to Henan Green for use. The rental period is from January 1, 2005 to December 31, 2027. Annual rental paid for the land use right is $8,781 (RMB60,900) for the period of January 1, 2005 to December 31, 2009. The rental payment will increase by 10% annually from 2010 onwards.

GOLDEN GREEN ENTERPRISES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

21.	SUBSEQUENT EVENTS

a.	Due to Former Minority Shareholders

Wealth Rainbow was formed on March 1, 2007 by Mr. Lu's family as the sole shareholder. On October 21, 2008, pursuant to a share purchase agreement, Wealth Rainbow acquired 100% of the outstanding shares of Henan Green which were previously 55.02% owned by Mr. Lu and his family and 44.98% by a group of minority shareholders. Subsequent to the acquisition which was accounted for as reorganization under common control with the purchase of a non-controlling interest, Wealth Rainbow became the sole shareholder of Henan Green and issued a promissory note of $4,310,087 to the minority stockholders for the non-controlling interest in Henan Green. As of June 30, 2009, the promissory note remained outstanding.

As of September 9, 2009, the Company has paid the Minority Shareholders in full.

b.	Issuance of Earn-out Shares

Prior to the Merger, COAC was a special-purpose acquisition company which raised, in a public offering of its stock, approximately $41.4 million that was held in trust pending completion of a business combination transaction with an operating company.  Other than activities associated with evaluating potential merger partners, COAC had no independent business operations.

On November 12, 2008, the Company entered into an Agreement of Merger and Plan of Reorganization, or the Merger Agreement, with COAC, Wealth Rainbow and Henan Green and several of its original shareholders, Oasis Green Investments Limited, Plumpton Group Limited and Honest Joy Group Limited, or the Original Shareholders. The Original Shareholders are entitled under the Merger Agreement to be issued an aggregate of 1,000,000 of the Company's ordinary shares for each of the years ending on December 31, 2009, 2010 and 2011 in which the Company has net after tax income that equals or exceeds the target specified for such year in the Merger Agreement ($45 million, $60 million and $80 million, respectively).

At the time of our merger with COAC, the Company received less cash than was originally expected which caused it to temporarily delay some of its anticipated capital expansion and improvement projects.  Consequently, it is possible that the Company may grow at a slower rate than anticipated at the time of the merger.  Shortly after completion of the merger, the Company and the Original Shareholders initiated discussions regarding the proper treatment of the Earn-Out Shares given that the Original Shareholders agreed to complete the merger transaction even though the expected COAC cash assets were no longer available to the Company as originally envisioned by the parties.   As a result of the negotiations between the Company  and the Original Shareholders and regarding the appropriate treatment of the Earn-Out Shares, the Company and the Original Shareholders entered into an agreement dated September 15, 2009, pursuant to which, the Company agreed to issue to the Original Shareholders an aggregate of 2,850,000 ordinary shares within ten days of entering into the agreement.  The 2,850,000 shares are to be divided among the Original Shareholders in the same proportion to the amounts of the Earn-Out Shares that they would have received under the terms of the Earn-Out in the Merger Agreement. In consideration of the issuance of the ordinary shares, the Company and the Original Shareholders agreed to a mutual release of all claims relating to the merger, the redemption, and the Earn-Out Shares. The issuance of such earn-out shares will be recorded as a dividend since the merger was deemed to be a recapitalization.